

03 APR 15 AM 7:21



03050938

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

1 April 2003

United States Securities and Exchange
Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel Conference Call – 12/12/02
   - Exel plc to invest USD 10 million in the initial public offering of Sinotrans Ltd - 30/1/03
   - Exel Conference Call – 10/3/03
   - Exel plc Preliminary Announcement for 2002 – 10/3/03
   - Exel and Marks & Spencer announce major new supply chain partnership – 27/3/03.

2. 2002 Annual Report.

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Enc

dlw 5/30

Exel Conference Call

(London, 12 December 2002) Prior to the commencement of the close period preceding the Group's full year results announcement on 10 March 2003, Exel plc is providing analysts and investors with an opportunity to talk with senior management. Exel will reconfirm its trading update of 22 November 2002, in which it stated that the Group remained confident that it should meet full year expectations.

Exel will be hosting a conference call on Friday, 13 December 2002 starting at 3:00pm UK time. The contact number for the call from the UK is 0845 2453471 and +44 1452 542300 from outside the UK. Please ask to be connected to the 'Exel Conference Call'.

--ends--

For further information contact:

John Dawson
Director of Corporate Affairs
Exel plc

Tel: +44 7733 301986 or +44 1344 744409



Exel plc to invest USD 10 million in the initial public offering of Sinotrans Ltd

Exel operates in China as Exel-Sinotrans, a successful long standing joint venture between the two companies

(London & Singapore, 30 January 2003) Exel plc, the global leader in supply chain management, has announced that it has agreed to subscribe for USD10m worth of the 'H' Shares of Sinotrans Ltd. when the Chinese company initiates its International Offering to strategic and international investors, alongside its public offering in Hong Kong. As a strategic investor Exel will be nominating a Director.

Exel is one of the largest integrated logistics company in Asia Pacific, and offers a wide range of supply chain services. The company employs over 9,000 people in 89 locations across 20 countries in the Asia Pacific region. In 1984 Exel appointed Sinotrans as its agent to develop business in China and in 1996 formed the Exel-Sinotrans joint venture which now has 1200 employees based in 15 cities.

According to Mr CK Lee, CEO, Asia Pacific, "our strategic partnership with Sinotrans has been very successful. The company's strong progress in China can be credited to our close working relationship with Sinotrans, enabling us to provide a framework for meeting the needs of customers, and introducing innovative supply chain solutions to businesses from manufacturing through to final distribution."

Global companies are now outsourcing even more manufacturing to China and Exel-Sinotrans is well positioned to meet this market growth. "This strategic investment in Sinotrans' initial public offering will therefore cement

Exel's further expansion in the fast growing China market." concluded Mr Lee.

John Allan, Chief Executive of Exel plc, added, "We are very pleased to be able to support our partner, Sinotrans, at this important time in their development."

###

For more information, please contact:

John Dawson
Exel plc
Tel: (44) 1344 744409
john.dawson@exel.com

10 March 2003

Exel conference call

John Coghlan, Deputy Chief Executive and Finance Director and John Dawson, Director of Corporate Affairs, will be hosting a conference call from 2:00pm UK time for further questions concerning the full year results for 2002.

The contact number for the call is +44 20 8996 3900. The verbal access code is C397558. Once prepared, a transcription of the call will be posted to www.exel.com.

A replay facility for the conference call will be available until Thursday, 14 March. The dial in number for this is +44 1296 618700 and the PIN access code is 482827.

For further information please contact:
Jenny Henson
Tel: +44 1344 744409

10 March 2003


exel

Exel reports earnings per share up 14%
Free cash flow up 27% to £177.8m
Future prospects good: new business wins £625m p.a.

Year to 31 December	**2002 £m**	2001 £m	% Change
Turnover – continuing operations	**4,688**	4,434	5.7
Operating Profit[1] – continuing operations	**218.1**	210.2	3.8
Profit Before Tax[1] – inc. pension credit	**205.3**	186.6	10.0
Profit Before Tax[1] – exc. pension credit	**169.3**	152.1	11.3
Profit Before Tax	**180.6**	128.3	40.8
Basic Earnings Per Share[1] – inc. pension credit	**47.2p**	41.4p	14.0
Basic Earnings Per Share[1] – exc. pension credit	**38.6p**	33.2p	16.3
Earnings Per Share	**39.5p**	22.9p	72.5
Dividend Per Share	**22.8p**	21.3p	7.0

[1] before goodwill and exceptional items

Highlights

- Good turnover and profit growth in challenging underlying markets
- Strong free cash flow generation, up 27% at £177.8m (2001: £140.3m)
- Resilient margins, particularly UK contract logistics and freight management
- Dividend increased by 7%
- Net £350m annualised revenues from new business wins and reduced losses
- Renewal rate on existing business over 75%

John Allan, Chief Executive of Exel, commented:

"Exel's performance in 2002 demonstrates that the Group can deliver solid growth in weak economic conditions and at the same time win new business to deliver future increases in profit. The continued focus on cost management and cash generation has yielded further benefits with free cash flow in particular being strong. Overall our margins have also remained firm.

"Since the merger that created today's Exel, the Group has demonstrated the strength of its business model and strategy in difficult markets. We expect 2003 to be another challenging year with more than the usual geopolitical, economic and currency uncertainty. At this early stage, Exel has made a sound start to 2003 with trading in line with our expectations and the Group's new business pipeline is strong. Provided there is no material worsening of world economic conditions, we believe Exel is well positioned to make good progress in 2003."

Exel plc
Preliminary announcement of 2002 results

For further information please contact:

Exel plc

John Allan, Chief Executive	On 10 March: +44 20 7678 0152
John Coghlan, Deputy CEO and Group Finance Director	Generally: +44 1344 744409
John Dawson, Director of Corporate Affairs	

The Maitland Consultancy

Martin Leeburn / Lydia Pretzlik +44 20 7379 5151

Presentation of Results

The presentation of results will be held at 9:15am at ABN Amro, 250 Bishopsgate, London.

Conference call for Analysts, Institutions and other Interested Parties

John Coghlan and John Dawson will be hosting a conference call from 2:00pm UK time for further questions concerning the results. The contact number for the call is +44 20 8996 3900. The verbal access code is C397558. Once prepared, a transcription of the call will be posted to www.exel.com.

Exel plc
Preliminary announcement of 2002 results

Exel delivered a good performance in 2002 despite weak economic conditions. The Group benefited from the strong progress in winning new business which provided a platform for turnover growth in both contract logistics and freight management. Overall profit growth was held back by the poor performance at several Continental European operations and the slowdown in technology markets, particularly in the Americas. Cory Environmental, Exel's waste management business, showed steady growth in both turnover and profits.

The Group made further progress in implementing its strategy which has continued to deliver competitive advantage in Exel's different industry sectors and geographic markets. During the year, Exel secured strong new business wins of £625m and renewed over 75% of contracts reviewed during the year. As a result, the Group secured an additional £350m of net annualised revenues. Exel also delivered the first demonstrable benefits of the 'creating new value' initiative, launched at the end of 2001, by securing three major customer contracts in the US and UK. Three acquisitions added to contract logistics and freight management capabilities in Asia, Africa and North America.

Group Performance

Turnover from continuing operations was up 5.7% at £4,688m (2001: £4,434m), up 4.6% on an organic basis (adjusting for movements in exchange rates, acquisitions and disposals). Operating profit increased by 3.8% to £218.1m (2001: £210.2m). Organic growth in operating profit was 2.2%.

Total contract logistics turnover increased by 5.6% to £2,358m, up 5.7% on an organic basis. Overall, contract logistics operating profit decreased by 5.9% on an actual basis and by 6.3% on an organic basis. Margins were 4.1% (2001: 4.6%), mainly reflecting increased insurance costs in Europe of £6m, disappointing performances in France and Spain and weakness in the US technology and automotive markets. Notwithstanding the higher insurance costs, margins in UK & Ireland improved to 4.9% (2001: 4.8%).

Total freight management turnover increased by 6.0% to £2,225m (2001: £2,099m). Overall, freight management operating profit increased by 20.4% to £69.0m. Organic growth in turnover was 3.6% and in profits was 15.8%. Margins improved to 3.1% (2001: 2.7%). A strong performance in Europe more than offset flat margins in the Americas, where greater efficiencies balanced continued weak demand, and the

impact of second half margin reductions in Asia Pacific, where the Group grew revenues strongly in competitive markets.

Environmental turnover increased by 1% to £104m (2001: £103m). Operating profit increased by 5.4% to £15.5m (2001: £14.7m). The business secured a 30 year extension of the contract with the Western Riverside Waste Authority, which was expanded to include significant recycling and other services. In September, Cory purchased the landfill assets of the Lyme and Wood Pits Colliery near St. Helens.

A more detailed performance review is included in Appendix A – Review of Operations.

Profit Before Tax and Earnings Per Share

Net interest decreased to £12.8m (2001: £21.1m), mainly reflecting reductions in the average net debt, led in part by improved working capital management, and the full year impact of the repayment of high fixed rate US Private placement debt completed in October 2001. The Group also benefited from lower interest rates on the variable rate debt and forward foreign currency hedging contracts. Profit before tax, goodwill and exceptional items was up 10% to £205.3m (2001: £186.6m) and earnings per share on the same basis was up 14% to 47.2p (2001: 41.4p). Excluding the pension credit, profit before tax was up 11% to £169.3m (2001: £152.1m) and earnings per share on the same basis was up 16% to 38.6p (2001: 33.2p). Basic earnings per share was 39.5p, up 16.6p or 72%. The effective tax rate for 2002 improved to 29.0% (2001: 30.5%), a rate that the Group expects to be able to maintain, barring major changes in global corporate taxation.

Exceptional Items and Profit Before Tax (FRS3 basis)

Total exceptional items amounted to a net profit of £0.9m (2001: £38.0m charge) arising on the disposal of fixed assets. After the pension credit, goodwill amortisation and exceptional items, profit before tax was £180.6m (2001: £128.3m).

Cash Flow

Free cash flow was strong at £177.8m (2001: £140.3m), reflecting the impact of the group-wide introduction of Exel's business operating asset charge which charges managers with the costs of capital tied up in their operations. This led to an increased focus on working capital that has yielded significant benefits during 2002. As a result net cash inflow from operating activities was £61.9m higher than 2001. Together with reduced cash outflow for interest and other financial charges of £19.1m (2001: £32.1m), this more than offset increased investment in capital expenditure of

£136.5m (2001: £123.6m) and a reduced income from the sale of tangible fixed assets of £30.1m (2001: £52.3m).

Net cash inflow before financing activities was £41.9m (2001: outflow of £25.5m), after expenditure of £71.4m on acquisitions (2001: £116.7m). This contributed to net debt decreasing by £66.1m to £153.7m at the year end (2001: £219.8m). Balance sheet gearing at the end of the year was 17.1% (2001: 25.5%) and interest cover improved to 17 times (2001: 10 times).

Dividend

The Board is recommending a final dividend of 15.3p per share, making a total of 22.8p, an increase of 7.0% over the previous year. The dividend, if approved, will be paid on 14 May 2003 to shareholders on the register on 22 April 2003.

Pensions

In Exel's 2002 financial statements pensions have been accounted for on the basis of SSAP 24. The net pensions credit, for all the Group's defined benefit schemes both in the UK and overseas, amounted to £36.5m. The Group has announced that it intends to implement fully FRS 17 from 2003 and onwards. Accordingly, the Group has included in these financial statements a pro forma profit & loss account for 2002 based upon FRS 17. The overall impact in 2002, had the Group prepared its financial statements on the basis of FRS 17, would have been a reduction in profit before tax of £9.5m.

In future years, the impact of FRS 17 on the Group's profit & loss account will depend upon external market factors at the previous year end date, particularly bond yields, asset market values and the expected return on assets. As such, the FRS 17 pensions charge to the profit & loss account will vary more than in previous years. In particular, following the fall in worldwide equity values during 2002, the FRS 17 results for 2003 will be lower than for 2002. As an indication, the Group expects the overall year-on-year impact on profit before tax to be c.£34m lower than the FRS 17 restated results for 2002.

The full FRS 17 disclosures will be included in a note to the Group's financial statements. The valuation of the Group's defined benefit schemes as at 31 December 2002 on an FRS 17 basis showed an aggregate surplus of £59m (2001: £491m). The reduction from the previous year end was primarily due to the substantial decline in equity markets through 2002.

The next triennial valuation of Exel's principal UK pension schemes is due as at 31 March 2003. This will determine the extent to which Exel can continue its current cash contribution holiday. Last November, Exel announced that, based upon roll forward projections of the forthcoming funding valuations, Exel expected to continue a contribution holiday for both schemes for a further five years. Since these projections, equity markets have continued to be volatile and values have significantly declined – currently equities are 12% lower than at the date of our provisional projections. In this volatile and uncertain environment, with much lower equity values, Exel may need to recommence some level of cash contribution for one of its UK schemes (the old Exel scheme) before the next triennial valuation in 2006. This will not be determined until the actuarial valuations have been completed in the second half of this year. At current market levels, it is unlikely that the cash contribution holiday for the old Ocean scheme will be impacted for the next three years.

Management

During the year several changes took place at Board level. Nigel Rich, previously Deputy Chairman and the senior non-Executive Director, was appointed Chairman in October following the resignation of John Devaney who retired to pursue other business interests. Subsequently Sir William Wells was appointed senior independent non-executive Director in addition to his responsibilities as Chairman of the Remuneration Committee.

In addition to the Board changes, we made several changes to the responsibilities of our senior management team to help develop their broader skills and strengthen our customer focus. Ian Smith assumed the role of Chief Executive, Consumer, Retail and Healthcare – Europe. Graham Fish replaced him as Group Commercial Director, retaining responsibility for Exel's Tradeteam subsidiary. Bruce Edwards, Chief Executive of our Consumer, Retail and Healthcare business in the Americas assumed Board level responsibility for Exel's global automotive business. From within Ian's team, Stewart Oades, Chief Executive, Retail Worldwide and Consumer Europe, joined Exel's Executive Board.

Strategic Progress

At the end of 2001 we launched our '***creating new value in the supply chain***' initiative. Focused on challenging conventional thinking in the logistics industry, the objective has been to develop customer-focused propositions that will be the foundation of stronger business partnerships, unlocking greater value for both the

customer and Exel's shareholders. The speed at which this initiative has been adopted by the business and the progress made with initial target customers has been encouraging. New contracts have already been secured with three major businesses in the US and the UK and the pipeline of further opportunities remains strong.

Creating new value for our customers is about understanding the drivers of economic value for them and designing and implementing supply chain strategies that focus on these levers. Our sector and global account management teams are ideally aligned to deliver this service. Their solutions are supported by the integrated logistics skills and systems development expertise of the entire Exel network.

Having completed a successful initial programme during 2002, the Group is set to roll out the development of this initiative throughout Exel. This will enable our management to find ways of unlocking more value for our customers and at the same time maintaining the momentum the Group has established in finding profitable growth opportunities.

We have also taken steps to strengthen the main cornerstones of Exel's strategy. The three acquisitions announced in 2002 have already had a positive effect on our global coverage, integrated capability and customer focus. At the start of 2002, Exel acquired US Consolidation Limited, based in the US and Asia. This is now a core part of Exel's seafreight consolidation services offering and has proved a very valuable acquisition from which many of Exel's customers will benefit over time. In September we completed the acquisition of Power Logistics. Integration of the US operations started in October and is proceeding very well. Finally, in November we announced the acquisition of Eagle Freight, a South African company with operations in seafreight, airfreight and ground based logistics. The acquisition was completed in early 2003.

Prospects

Exel's performance in 2002 demonstrates that the Group can deliver solid growth in weak economic conditions and at the same time win new business, totalling £625m in 2002, to deliver future increases in profit. The continued focus on cost management and cash generation has yielded further benefits with free cash flow in particular being strong. Overall our margins have also remained firm.

Customers continue to expect greater returns from their supply chains. Our '***creating new value***' initiative has started to find ways of unlocking these opportunities for our

customers. We believe this will continue to be an important competitive advantage in the future as customers continue to outsource their logistics needs.

Since the merger that created today's Exel, the Group has demonstrated the strength of its business model and strategy in difficult markets. We expect 2003 to be another challenging year with more than the usual geopolitical, economic and currency uncertainty. At this early stage, Exel has made a sound start to 2003 with trading in line with our expectations and the Group's new business pipeline is strong. Provided there is no material worsening of world economic conditions, we believe Exel is well positioned to make good progress in 2003.

Exel plc
Preliminary announcement of 2002 results

Appendix A – Review of Operations

Europe, Middle East & Africa

Contract Logistics

Turnover from contract logistics activities in Europe, Middle East and Africa increased by 3.7% to £1,562m (2001: £1,507m). Adjusting for the impact of exchange rates, acquisitions and disposals, organic growth was 3.3%, with improved growth in the second half led by a strong performance in UK & Ireland contract logistics. Operating profit declined 6.5% to £60.1m (2001: £64.3m) with margins declining to 3.8% (2001: 4.3%). Overall performance reflected the drop in Continental European profits, led by weak performances in Spain and France, and increased insurance premiums of around £6m, principally in the UK. Nevertheless, Exel's margin at its UK & Ireland operations improved to 4.9% (2001: 4.8%).

Retail markets remained positive for Exel. The Group strengthened its activities with new international logistics operations for two leading fashion retailers and major contract renewals with Safeway and Somerfield. Operating issues at facilities in France and Spain sharply reduced profits in the two countries. **Consumer** business remained steady, with Exel's shared use activities maintaining a high level of utilisation in a competitive market. New business wins were secured with Burtons Foods and Heinz, amongst others. **Healthcare** performed steadily with new facilities opened for the NHS in the UK and expanded operations for several customers on the continent. **Automotive** operations in the UK performed strongly with a major turnaround at Exel's Automotive Management Services business being amongst the highlights. Overall, improvements were partially held back by weaknesses in Spain, Germany and Sweden, where new business with Saab was still in its early stages and production volumes were lower than expected. **Technology** profits increased overall, led by strong performances in Belgium, France and The Netherlands and improvements in the UK. These more than offset the weakness in Spain, caused principally by the insolvency of a leading digital TV business. Exel's **Tradeteam** operation secured a major outsourcing deal with Interbrew UK. Worth around £500m over the next eight years, the contract gives Tradeteam responsibility for the UK distribution of the brewer's leading brands, including Whitbread, Stella Artois and Becks. Overall Tradeteam delivered a mixed performance, showing good revenue growth although margins were down reflecting the impact of pricing decreases, some increased operating costs and charges related to the start up of a new facility outside Glasgow. **Tankfreight** operations in the UK performed soundly, showing a good improvement over 2001.

Exel plc
Preliminary announcement of 2002 results

Freight Management

Turnover from freight management activities increased to £696m (2001: £691m) and operating profits improved by 52.5% to £18.3m (2001: £12.0m). On an organic basis, turnover fell by 2.0%, however operating profit increased by 45.9%. A strong second half performance saw profits increase by 81%. Margins improved to 2.6% (2001: 1.7%), reflecting an improved mix of activities, the introduction of Exel's freight gateway strategy and some consequential improvements in purchasing airfreight capacity. Airweight increased by 12%.

Germany, The Netherlands and the UK, in particular, all improved performance with new business gains, volume growth and purchasing efficiencies. Disappointments included operations in Belgium, France and East Africa where local operating issues are being addressed. West African operations performed strongly. The 2001 acquisitions in Austria and Turkey both made positive contributions. In November 2002, Exel announced the acquisition of Eagle Freight, a South African company with seafreight, airfreight and contract logistics operations. Integration has started, although the business had no impact on 2002 results. The acquisition strengthens Exel's capabilities in Southern Africa and will help accelerate growth in the region. Exel's international mail and courier businesses performed well in difficult markets for premium distribution services.

Americas

Contract Logistics

Turnover from contract logistics activities in the Americas was up 7.5% at £707m (2001: £658m) with operating profit down to £34.8m (2001: £37.1m). On an organic basis, turnover was ahead 8.9% and profit down by 6.2%. Margin was 4.9% (2001: 5.6%), reflecting a solid performance from consumer, retail and healthcare operations across the region, which was more than offset by weaker second half trading at several technology customers and volume issues during the start-up of a major automotive facility in Brazil towards the end of the year. However, prospects for 2003 are strong following a programme of new start ups. During the last eight months, 15 new facilities were commissioned for customers around the US, mainly leveraging Exel's existing campus infrastructure.

Consumer and **retail** activities showed good growth, with the business securing several major new contracts, including new business with Coors Brewing Company and The Home Depot. The acquisition of Power Logistics in October strengthens Exel's

client base and brings expertise in secondary packaging – bundling customer products together for retail sales initiatives. The integration of Power's US operations is already underway. Exel Direct demonstrated further progress in improving its performance. **Healthcare** operations made good progress with new business and contract extensions from Bayer and Johnson & Johnson. Exel's **automotive** business in the US continues to develop well. Whilst operating performance has been held back by issues in Brazil, business development has been good. Most notably, Goodyear Tire and Rubber Co appointed Exel as lead logistics manager. In this role, Exel will use its strategic planning and integration skills to engineer innovative solutions to improve supply chain performance. A similar role is being undertaken in the consumer sector with The Scotts Company, a leading manufacturer of garden care products. **Technology** customers experienced weak demand throughout 2002, leading to reductions in the level of supply chain activity. Whilst Exel has continued to develop its business, which should be positive for the future, operating margins during 2002 were weaker. Growth in Exel's **industrial** sector has been good, with Crompton Corporation, Dal-Tile and International Paper all expanding the scope of existing contracts to include additional services and locations. Exel's operations in the **chemical** sector also made good progress, despite weak demand.

Freight Management

Turnover from freight management activities in the Americas decreased by 1.9% to £904m (2001: £922m) and operating profit declined by 4.8% to £17.7m (2001: £18.6m). On an organic basis, turnover was broadly unchanged and operating profit declined by 14.2%. Operating margins were unchanged at 2.0% (2001: 2.0%).

Export airweight was down 8% on a like-for-like basis, compared with the prior year. International operations performed well, benefiting from new business gains as well as increased import activities from Asia. Major new wins included International Rectifier. Capacity in the export market remains high and pricing has therefore remained soft. FX Coughlin delivered year-on-year improvements, partly due to more stable volumes. New business gains included additional work with Jaguar for its X350 range. The acquisition of US Consolidation Limited at the start of the year also had a positive impact on performance and significantly strengthened Exel's relationships with a number of key retailers. The development of the consolidation and seafreight activities within Exel's global network will be greatly accelerated by this acquisition. Ground-based freight management, led by Exel's transportation services activities, encountered weak volumes throughout the year but maintained steady margins. Exel's domestic airfreight operations maintained good volume growth, although operating

profit was reduced by lower operating margins and one-off issues with activities in Mexico from which the Group has now withdrawn.

Asia Pacific

Contract Logistics

Turnover from Exel's contract logistics operations in Asia Pacific, fuelled by strong organic growth, increased 32% to £89m (2001: £68m) with operating profit increasing by 17% to £2.7m (2001: £2.3m). Operating margins declined to 3.0% (2001: 3.4%), reflecting the investment made in strengthening the supply chain solutions team. This investment will help ensure that Exel maintains its rate of progress in developing logistics activities in the region.

During the year, the business secured major wins with Amcor in Australia, Carrefour in Korea and Procter & Gamble in the Philippines. We also opened several new facilities, including a major new logistics park at XingWang, near Beijing. The operation, a new start-up for a significant telecommunications customer, includes implementing an innovative electronic customs free-zone, designed with the approval of the Chinese authorities. New business opportunities remain strong and, with the recent successes and strengthened management capability, Exel is well placed to continue the successful development of its contract logistics activities in Asia Pacific.

Freight Management

Turnover from freight management activities in Asia Pacific increased by 29% to £626m (2001: £486m). Operating profit increased by 23.6% to £33.0m (2001: £26.7m). On an organic basis turnover was up 20.2% and operating profit increased by 22.0%. Margins were 5.3% (2001: 5.5%), reflecting the consolidation of Exel's share of its joint venture revenues in China (2002: £40.8m) for the first time, only the profits from which had been previously included. Stronger operating margins in the first six months were balanced by lower margins during the second half as the business saw capacity restrictions emerge on key routes.

At over 20%, Exel's airweight growth was well above that achieved by the regional market as a whole. Asia Pacific now represents around 50% of Exel's international airfreight by weight. Underlying Exel's strong performance has been growth in demand from technology, consumer and retail customers. In addition, the business has secured regional freight management contracts for a European automotive company and a contract with Halliburton to provide logistics for its global projects operations. Looking regionally, particularly strong performances were achieved by Exel's

operations in India, Japan and Malaysia. Exel's two largest operations, in Singapore and Hong Kong, maintained last year's record performances. This was a challenging year, with increased pricing pressure from customers and selected capacity limitations affecting the cost of airfreight impacting margins. Notwithstanding that, only Taiwan fell behind last year's performance. US Consolidation Limited has now been fully integrated as a key part of our fast growing consolidation services solution. The acquisition has performed well, exceeding expectations during the first 10 months of ownership. The service has become an important part of a number of Exel's major contract gains during the year and the Group expects to be able to secure similar opportunities in the future.

Environmental

Cory Environmental made significant strategic progress during 2002, delivering growth whilst at the same time finalising its new enlarged contract with the Western Riverside Waste Authority in London and expanding its operations in the North West of England with the acquisition of the landfill assets of the Lyme and Wood Pits Colliery. Operating profit increased 5.4% to £15.5m (2001: £14.7m) on turnover up 1% to £104m (2001: £103m). Operating margins improved to 14.9% (2001: 14.3%).

In May, Cory signed a contract with the Western Riverside Waste Authority to manage approximately half a million tonnes a year of municipal waste, estimated to generate an income of £700m over 30 years. Together with revenues from additional commercial waste, managed by Cory using the Authority's facilities, and income from the sale of recyclables, the contract is expected to have a turnover of more than £1bn over its full life. The continued use of Cory's River Thames transport operation will keep over 100,000 heavy goods vehicle movements off London's roads every year. Cory's innovative solutions for managing waste include building and operating a materials recovery facility which will be one of the largest of its kind in the UK.

In May, Cory signed a major contract renewal with Gloucestershire County Council for integrated waste management services. Together with significant specialist services, the new contract includes Cory taking over the operation and management of recycling centres around the county.

In September, Cory acquired the landfill assets of the Lyme and Wood Pits Colliery in St Helens, Merseyside, for £2m. The site, which will accept waste from the second quarter of 2003, will generate turnover of approximately £50m over six years. With other recent planning consents, including the extension to the site at Mucking in

Essex, and the approval of the Greatness site in Kent, Cory has added over eight million cubic metres of consented landfill capacity. Cory's municipal services business performed in line with last year.

Cory Environmental is now well set to consolidate its recent gains. Management is focusing on developing and enhancing the operating performance of its existing activities and pursuing further development opportunities.

Exel plc
Preliminary announcement of 2002 results

Group profit and loss account

For the year ended 31 December 2002

	Note	2002 £m	2001 £m
Turnover			
Continuing operations		**4,639.0**	4,433.9
Acquisitions		**48.8**	-
		4,687.8	4,433.9
Discontinued operations		**32.8**	106.0
Group and share of joint ventures' turnover	4	**4,720.6**	4,539.9
Less: share of joint ventures' turnover		**(77.6)**	(32.7)
Group turnover		**4,643.0**	4,507.2
Operating profit			
Continuing operations		**184.6**	186.2
Acquisitions		**3.7**	-
		188.3	186.2
Discontinued operations		**-**	(2.5)
Group operating profit		**188.3**	183.7
Share of operating profit of joint ventures, continuing operations		**4.0**	1.9
Share of operating profit of associated undertakings, continuing operations		**0.2**	1.8
Continuing operations before goodwill		**218.1**	210.2
Discontinued operations before goodwill		**-**	(2.5)
Goodwill amortisation		**(25.6)**	(20.3)
Total operating profit	4	**192.5**	187.4
Profit on disposals of fixed assets in continuing operations	5	**0.9**	8.6
Loss on termination and disposals of discontinued operations	5	**(9.0)**	(10.7)
Less 2001 provision	5	**9.0**	-
Provision for loss on operations to be discontinued	5	**-**	(10.2)
Costs of reorganisation in continuing operations	5	**-**	(15.0)
Amounts written off investments in continuing operations	5	**-**	(10.7)
Profit on ordinary activities before interest		**193.4**	149.4
Net interest		**(12.8)**	(21.1)
Profit before tax, goodwill and exceptional items		**205.3**	186.6
Goodwill amortisation		**(25.6)**	(20.3)
Exceptional items		**0.9**	(38.0)
Profit on ordinary activities before taxation		**180.6**	128.3
Tax on profit on ordinary activities	6	**(57.4)**	(53.1)
Profit on ordinary activities after taxation		**123.2**	75.2
Equity minority interests		**(6.4)**	(7.8)
Profit for the financial year		**116.8**	67.4
Dividends		**(67.5)**	(62.5)
Transferred to reserves		**49.3**	4.9
EBITDA before exceptional items	7	**318.3**	304.2

	Note	2002 pence	2001 Pence
Basic earnings per share	8	**39.5**	22.9
Basic earnings per share before goodwill and exceptional items	8	**47.2**	41.4
Diluted earnings per share	8	**39.3**	22.8
Diluted earnings per share before goodwill and exceptional items	8	**46.9**	41.2

Exel plc
Preliminary announcement of 2002 results

Group statement of total recognised gains and losses

For the year ended 31 December 2002

	2002 £m	2001 £m
Profit for the financial year		
Group	**113.9**	65.8
Share of joint ventures	**2.9**	1.6
	116.8	67.4
Exchange differences		
Translation of overseas net investments	**(64.6)**	(1.3)
Foreign currency hedges	**52.0**	3.7
UK tax on exchange differences	**-**	(0.3)
Total recognised gains and losses relating to the year	**104.2**	69.5
Prior year adjustment – FRS 19	**17.8**	
Total gains and losses recognised since last annual report	**122.0**	

Movements in shareholders' funds

For the year ended 31 December 2002

	2002 £m	2001 £m
Profit for the financial year	**116.8**	67.4
Dividends	**(67.5)**	(62.5)
	49.3	4.9
Shares allotted	**1.6**	1.2
Goodwill released on disposals	**-**	17.3
Exchange differences	**(12.6)**	2.4
Tax on exchange differences	**-**	(0.3)
Movements in shareholders' funds	**38.3**	25.5
At 1 January (originally £842.5m before adding prior year adjustment of £17.8m)	**860.3**	834.8
Shareholders' funds at 31 December	**898.6**	860.3

Exel plc
Preliminary announcement of 2002 results

Group cash flow statement

For the year ended 31 December 2002

		2002		2001
	£m	**£m**	£m	£m
Net cash inflow from operating activities		**333.7**		271.8
Dividends received from joint ventures and associates		**2.8**		2.0
Net cash outflow for returns on investments and servicing of finance		**(19.1)**		(32.1)
Taxation		**(34.2)**		(35.4)
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(136.5)**		(123.6)	
Purchase of investments	**(0.5)**		-	
Receipt from joint venture on sale of fixed assets	**-**		1.0	
Sale of tangible fixed assets	**30.1**		52.3	
Sale of own shares	**1.5**		4.3	
Net cash outflow for capital expenditure and financial investment		**(105.4)**		(66.0)
Free cash flow		**177.8**		140.3
Acquisitions and disposals				
Purchase of businesses	**(71.4)**		(116.7)	
Sale of businesses	**-**		12.5	
Net cash outflow for acquisitions and disposals		**(71.4)**		(104.2)
Equity dividends paid		**(64.5)**		(61.6)
Net cash inflow/(outflow) before the use of liquid Resources and financing		**41.9**		(25.5)
Net cash (outflow)/inflow from management of liquid resources				
Current asset investments		**(14.0)**		10.3
Net cash inflow/(outflow) from financing		**19.0**		(44.1)
Increase/(decrease) in cash		**46.9**		(59.3)

Exel plc
Preliminary announcement of 2002 results

Reconciliation of operating profit to operating cash flow

For the year ended 31 December 2002

	2002 £m	2001 £m
Group operating profit	**188.3**	183.7
Depreciation	**100.5**	96.5
Amortisation of goodwill	**25.6**	20.3
Amortisation of fixed asset investments	**(0.3)**	-
Profit on sale of tangible fixed assets	**2.3**	(3.3)
Movement in pension prepayments	**(36.5)**	(34.9)
Movements in provisions	**6.2**	(0.8)
Movements in working capital	**55.8**	27.9
	341.9	289.4
Costs of reorganisation in continuing operations	**(8.2)**	(17.6)
Net cash inflow from operating activities	**333.7**	**271.8**

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2002

	2002 £m	2001 £m
Increase/(decrease) in cash	**46.9**	(59.3)
Cash outflow from change in debt	**19.6**	44.9
Cash outflow/(inflow) from change in liquid resources	**14.0**	(10.3)
Change in net funds resulting from cash flows	**80.5**	(24.7)
Arising on acquisitions	**(1.6)**	(10.2)
Released on disposals	**-**	0.1
New leases	**(2.4)**	(1.3)
Other non-cash movements	**3.3**	-
Exchange differences	**(13.7)**	(7.8)
Movement in net debt	**66.1**	(43.9)
Net debt at 1 January	**(219.8)**	(175.9)
Net debt at 31 December	**(153.7)**	(219.8)

At 31 December 2002 **Analysis of net debt**	2002 £m	2001 £m
Cash at bank and in hand	**149.7**	128.5
Overdrafts	**(24.5)**	(25.6)
Loans	**(280.1)**	(306.8)
Finance leases	**(19.6)**	(23.4)
Current asset investments	**20.8**	7.5
	(153.7)	(219.8)

Exel plc
Preliminary announcement of 2002 results

Group balance sheet

As at 31 December 2002

	2002		2001 (restated)	
	£m	£m	£m	£m
Fixed assets				
Intangible assets – goodwill		**415.8**		389.8
Tangible assets		**576.2**		569.0
Investments				
Investment in joint ventures				
Share of gross assets	**21.6**		13.2	
Share of gross liabilities	**(16.4)**		(10.3)	
	5.2		2.9	
Other investments	**26.4**		31.1	
Own shares	**17.6**		18.3	
		49.2		52.3
		1,041.2		1,011.1
Current assets				
Stocks		**9.2**		13.9
Debtors				
Amounts falling due within one year	**874.8**		896.5	
Amounts falling due after more than one year	**378.6**		343.3	
		1,253.4		1,239.8
Current asset investments		**20.8**		7.5
Cash at bank and in hand		**149.7**		128.5
		1,433.1		1,389.7
Creditors: amounts falling due within one year		**(1,058.9)**		(979.6)
Net current assets		**374.2**		410.1
Total assets less current liabilities		**1,415.4**		1,421.2
Creditors: amounts falling due after more than one year		**(281.7)**		(332.4)
Provisions for liabilities and charges		**(218.3)**		(211.6)
		915.4		877.2
Capital and reserves				
Called up share capital		**82.8**		82.7
Share premium account		**52.5**		51.0
Other reserves				
Merger reserve	**50.7**		50.7	
Capital redemption reserve	**103.5**		103.5	
		154.2		154.2
Profit and loss account		**609.1**		572.4
Equity shareholders' funds		**898.6**		860.3
Equity minority interests		**16.8**		16.9
		915.4		877.2

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement

1 Accounting policies

This preliminary announcement has been prepared on the basis of the accounting policies set out in the 2001 financial statements of Exel plc, except for the adoption of FRS 19 'Deferred tax'. The phased transitional disclosure requirements of FRS 17 'Retirement benefits' will be included in the Group's statutory financial statements.

The impact of adopting FRS 19 has been to increase deferred tax assets within debtors: amounts falling due after more than one year by £13.4m, decrease provisions for liabilities and charges by £4.4m, and increase reserves by £17.8m at 1 January 2001 as prior year adjustments. The impact of this change in accounting policy on tax on profit on ordinary activities for both the current and previous year was immaterial.

2 Statutory group accounts

This preliminary announcement, which was approved by the Board on 7 March 2003, is not the Group's statutory financial statements. The Auditors' report on the 2002 statutory group financial statements is unqualified and does not include a statement under sections 237 (2) or (3) of the Companies Act 1985.

Statutory group financial statements for Exel plc for the year ended 31 December 2001, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

3 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average rate		Year end rate	
	2002	2001	**2002**	2001
US dollar	**1.50**	1.44	**1.60**	1.45
Euro	**1.59**	1.62	**1.54**	1.64
Singapore dollar	**2.69**	2.59	**2.78**	2.69

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement (continued)

4 Segmental information

Analysis of change in turnover

		2001	Exchange	New acquisitions	Increment on 2001 Acquisitions	Restatements and movement in discontinued operations	Organic change		**2002**
		£m	£m	£m	£m	£m	£m	%	**£m**
Logistics									
Europe, Middle East & Africa									
UK & Ireland	- CL	1,168.0	0.7	-	-	-	51.0	4.4 %	**1,219.7**
	- FM	256.6	0.3	-	1.9	-	(35.2)	(13.7) %	**223.6**
		1,424.6	1.0	-	1.9	-	15.8	1.1 %	**1,443.3**
Continental Europe & Africa	- CL	338.6	3.8	-	0.6	-	(1.1)	(0.3) %	**341.9**
	- FM	434.8	4.6	-	11.3	-	21.5	4.9 %	**472.2**
		773.4	8.4	-	11.9	-	20.4	2.6 %	**814.1**
Total Europe, Middle East & Africa	- CL	1,506.6	4.5	-	0.6	-	49.9	3.3 %	**1,561.6**
	- FM	691.4	4.9	-	13.2	-	(13.7)	(2.0) %	**695.8**
		2,198.0	9.4	-	13.8	-	36.2	1.6 %	**2,257.4**
Americas	- CL	658.2	(29.4)	22.5	-	-	56.1	8.9 %	**707.4**
	- FM	921.5	(37.0)	0.6	25.0	-	(6.2)	(0.7) %	**903.9**
		1,579.7	(66.4)	23.1	25.0	-	49.9	3.3 %	**1,611.3**
Asia Pacific	- CL	67.6	0.4	-	-	2.2	19.0	27.9 %	**89.2**
	- FM	485.6	(20.3)	25.7	-	40.8	93.8	20.2 %	**625.6**
		553.2	(19.9)	25.7	-	43.0	112.8	21.2 %	**714.8**
Total Logistics	**- CL**	2,232.4	(24.5)	22.5	0.6	2.2	125.0	5.7 %	**2,358.2**
	- FM	2,098.5	(52.4)	26.3	38.2	40.8	73.9	3.6 %	**2,225.3**
		4,330.9	(76.9)	48.8	38.8	43.0	198.9	4.7 %	**4,583.5**
Environmental		103.0	-	-	-	-	1.3	1.3 %	**104.3**
Continuing operations		4,433.9	(76.9)	48.8	38.8	43.0	200.2	4.6 %	**4,687.8**
Discontinued operations		106.0	1.4	-	-	(74.6)	-	-	**32.8**
Total		**4,539.9**	**(75.5)**	**48.8**	**38.8**	**(31.6)**	**200.2**	**4.5 %**	**4,720.6**

Turnover between segments is not material.

Description of Exel's segmental analysis

Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics (CL) includes ground-based supply chain management services, such as integrated warehousing and transportation, just in time services, sub-assembly and other value added activities.

Freight management (FM) includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

The restatements of Asia Pacific contract logistics and freight management represent the incremental results of Exel–Sinotrans, following the reclassification of the Group's investment in the company as a joint venture; previously Exel–Sinotrans was included in the Group's results as an associated undertaking. The impact of the restatements on the Group's results is an increase in turnover of £43.0m. There was no change to the Group's profit for the financial year due to this reclassification.

Discontinued operations are the German chilled food logistics business which was closed in 2002, and the German frozen food logistics business which was sold in 2001.

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

Analysis of change in operating profit before goodwill

		2001 £m	Exchange £m	New Acquisitions 2002 £m	Increment on 2001 acquisitions £m	Movement in discontinued Operations £m	Organic change £m	Organic change %	**2002 £m**
Logistics									
Europe, Middle East & Africa									
UK & Ireland	- CL	56.1	-	-	-	-	3.3	5.9 %	**59.4**
	- FM	5.8	0.1	-	0.1	-	0.1	1.7 %	**6.1**
		61.9	0.1	-	0.1	-	3.4	5.5 %	**65.5**
Continental Europe & Africa	- CL	8.2	0.2	-	0.2	-	(7.9)	(94.0) %	**0.7**
	- FM	6.2	0.1	-	0.4	-	5.5	87.3 %	**12.2**
		14.4	0.3	-	0.6	-	(2.4)	(16.3) %	**12.9**
Total Europe, Middle East & Africa	- CL	64.3	0.2	-	0.2	-	(4.6)	(7.1) %	**60.1**
	- FM	12.0	0.2	-	0.5	-	5.6	45.9 %	**18.3**
		76.3	0.4	-	0.7	-	1.0	1.3 %	**78.4**
Americas	- CL	37.1	(1.6)	1.5	-	-	(2.2)	(6.2) %	**34.8**
	- FM	18.6	(1.0)	2.0	0.6	-	(2.5)	(14.2) %	**17.7**
		55.7	(2.6)	3.5	0.6	-	(4.7)	(8.9) %	**52.5**
Asia Pacific	- CL	2.3	0.1	-	-	-	0.3	12.5 %	**2.7**
	- FM	26.7	(1.3)	2.0	-	-	5.6	22.0 %	**33.0**
		29.0	(1.2)	2.0	-	-	5.9	21.2 %	**35.7**
Total Logistics	**- CL**	103.7	(1.3)	1.5	0.2	-	(6.5)	(6.3) %	**97.6**
	- FM	57.3	(2.1)	4.0	1.1	-	8.7	15.8 %	**69.0**
		161.0	(3.4)	5.5	1.3	-	2.2	1.4 %	**166.6**
Environmental		14.7	-	-	-	-	0.8	5.4 %	**15.5**
		175.7	(3.4)	5.5	1.3	-	3.0	1.7	**182.1**
Pensions credit (UK)		34.5	-	-	-	-	1.5	4.3 %	**36.0**
Continuing operations before goodwill		210.2	(3.4)	5.5	1.3	-	4.5	2.2 %	**218.1**
Discontinued operations		(2.5)	-	-	-	2.5	-	-	-
Goodwill		(20.3)	0.5	(1.8)	(3.0)	-	(1.0)	(5.1) %	**(25.6)**
Total		**187.4**	**(2.9)**	**3.7**	**(1.7)**	**2.5**	**3.5**	**1.9 %**	**192.5**

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement (continued)

4 Segmental information (continued)

By business sector		Operating profit after goodwill 2002 £m	Operating profit after goodwill 2001 £m	Net assets before goodwill 2002 £m	Net assets before goodwill 2001 (restated) £m	Net assets after goodwill 2002 £m	Net assets after goodwill 2001 (restated) £m
Logistics							
Europe, Middle East & Africa							
UK & Ireland	- CL	**59.1**	55.9	**148.9**	187.9	**150.2**	189.8
	- FM	**3.6**	3.8	**7.9**	9.5	**36.8**	40.7
		62.7	59.7	**156.8**	197.4	**187.0**	230.5
Continental Europe & Africa	- CL	**(0.6)**	8.0	**92.6**	105.0	**96.0**	108.7
	- FM	**10.9**	5.3	**35.0**	38.7	**52.9**	57.1
		10.3	13.3	**127.6**	143.7	**148.9**	165.8
Total Europe, Middle East & Africa	- CL	**58.5**	63.9	**241.5**	292.9	**246.2**	298.5
	- FM	**14.5**	9.1	**42.9**	48.2	**89.7**	97.8
		73.0	73.0	**284.4**	341.1	**335.9**	396.3
Americas	- CL	**34.0**	37.1	**105.3**	136.3	**163.4**	136.3
	- FM	**1.5**	4.4	**55.4**	32.7	**302.1**	318.2
		35.5	41.5	**160.7**	169.0	**465.5**	454.5
Asia Pacific	- CL	**2.1**	1.8	**6.4**	6.7	**17.0**	16.6
	- FM	**32.3**	26.3	**6.8**	16.1	**24.0**	21.7
		34.4	28.1	**13.2**	22.8	**41.0**	38.3
Total Logistics	**- CL**	**94.6**	102.8	**353.2**	435.9	**426.6**	451.4
	- FM	**48.3**	39.8	**105.1**	97.0	**415.8**	437.7
		142.9	142.6	**458.3**	532.9	**842.4**	889.1
Environmental		**13.6**	12.8	**29.9**	18.6	**61.6**	52.2
		156.5	155.4	**488.2**	551.5	**904.0**	941.3
Pensions credit (UK)		**36.0**	34.5	**361.0**	324.4	**361.0**	324.4
Continuing operations before goodwill		**192.5**	189.9	**849.2**	875.9	**1,265.0**	1,265.7
Discontinued operations		**-**	(2.5)	**(5.9)**	(6.1)	**(5.9)**	(6.1)
Goodwill		**-**	-	**415.8**	389.8	**-**	-
Total		**192.5**	187.4	**1,259.1**	1,259.6	**1,259.1**	1,259.6
Non-operating net liabilities				**(343.7)**	(382.4)	**(343.7)**	(382.4)
Net assets				**915.4**	877.2	**915.4**	877.2

Net assets by business sector comprise intangible and tangible assets, stocks and debtors less creditors and provisions. Non-operating net liabilities comprise other investments, net debt, taxation, dividends and related items.

Notes to the preliminary announcement (continued)

5 Exceptional items

	2002 £m	2001 £m
Profit on disposals of fixed assets in continuing operations	**0.9**	8.6
Loss on termination and disposals of discontinued operations		
Loss on termination of German chilled food logistics business	**(9.0)**	-
Less 2001 provision	**9.0**	-
	-	-
Loss on disposal of German frozen food logistics business (after reinstated goodwill of £16.1m)	-	(23.1)
Allied Pickfords disposal further consideration	-	12.3
Profit on disposal of Cory Towage	-	2.4
Other disposals (2001: including goodwill £2.7m)	-	(2.3)
	-	(10.7)
Provision for loss on operations to be discontinued		
German chilled food logistics business	-	(9.0)
German chilled food logistics business – reinstated goodwill written off	-	(1.2)
	-	(10.2)
Costs of reorganisation in continuing operations	**-**	(15.0)
Amounts written off investments in continuing operations		
Investment in Allied Worldwide	-	(10.7)
Total exceptional items	**0.9**	(38.0)

6 Tax on profit on ordinary activities

	2002 £m	2001 £m
UK tax	**33.9**	28.7
Foreign tax	**23.5**	24.4
	57.4	53.1
The tax charge is analysed as follows:		
On ordinary activities before exceptional items	**59.5**	56.9
On exceptional items	**(2.1)**	(3.8)
	57.4	53.1

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement (continued)

7 Earnings before interest, tax, depreciation and amortisation (EBITDA)

	2002 £m	2001 £m
Profit on ordinary activities before taxation	**180.6**	128.3
Add back		
Depreciation	**100.5**	96.5
Amortisation of goodwill	**25.6**	20.3
Amortisation of fixed asset investments	**(0.3)**	-
Exceptional items	**(0.9)**	38.0
Net interest	**12.8**	21.1
EBITDA before exceptional items	**318.3**	304.2

8 Earnings per share

	2002			2001		
		Earnings per share			Earnings per share	
	Earnings £m	**Basic Pence**	**Diluted pence**	Earnings £m	Basic pence	Diluted pence
Profit for the financial year	**116.8**	**39.5**	**39.3**	67.4	22.9	22.8
Add back						
Amortisation of goodwill	**25.6**	**8.7**	**8.6**	20.3	6.9	6.9
Exceptional items	**(0.9)**	**(0.3)**	**(0.3)**	38.0	12.9	12.8
Tax on exceptional items	**(2.1)**	**(0.7)**	**(0.7)**	(3.8)	(1.3)	(1.3)
Before goodwill and exceptional items	**139.4**	**47.2**	**46.9**	121.9	41.4	41.2

	2002	2001
Weighted average number of shares (millions)		
Basic average number of shares	**295.5**	294.2
Dilutive potential ordinary shares	**1.7**	1.9
Diluted average number of shares	**297.2**	296.1

Basic earnings per share of 39.5p (2001: 22.9p) represents the profit attributable to each share. It is based on the profit attributable to ordinary shareholders for the financial year of £116.8m (2001: £67.4m) divided by 295.5m (2001: 294.2m) being the weighted average number of shares in issue during the year, excluding shares held by the Group in share ownership plan trusts.

Profit on ordinary activities before taxation and earnings per share, both before goodwill amortisation and exceptional items, are provided in addition to the earnings per share required by FRS 14 because, in the opinion of the Directors, they will assist shareholders to consider more readily the underlying performance trends of the Group.

Notes to the preliminary announcement (continued)

9 Analysis of net debt

	At 1 Jan 2002 £m	Cash flow £m	Acquisitions and disposals £m	New leases £m	Non-cash movements £m	Exchange differences £m	**At 31 Dec 2002 £m**
Cash at bank and in hand	128.5	47.2				(26.0)	**149.7**
Overdrafts	(25.6)	(0.3)				1.4	**(24.5)**
	102.9	46.9				(24.6)	**125.2**
Loans	(306.8)	16.0	(1.6)	-	(0.2)	12.5	**(280.1)**
Finance leases	(23.4)	3.6	-	(2.4)	3.5	(0.9)	**(19.6)**
Current asset investments	7.5	14.0	-	-	-	(0.7)	**20.8**
Total	**(219.8)**	**80.5**	**(1.6)**	**(2.4)**	**3.3**	**(13.7)**	**(153.7)**

10 Summary of second half results

	2002 £m	2001 £m
Turnover		
Continuing operations	**2,452.9**	2,258.8
Discontinued operations	**5.9**	54.8
	2,458.8	2,313.6
Total operating profit		
Continuing operations before goodwill and exceptional items	**110.6**	107.3
Discontinued operations before goodwill and exceptional items	**-**	(1.2)
Goodwill amortisation	**(13.8)**	(11.1)
	96.8	95.0
Exceptional items	**0.1**	(36.4)
Net interest	**(5.6)**	(8.1)
Profit before tax, goodwill and exceptional items	**105.0**	98.0
Goodwill amortisation	**(13.8)**	(11.1)
Exceptional items	**0.1**	(36.4)
Profit on ordinary activities before taxation	**91.3**	50.5
Tax on profit on ordinary activities	**(29.0)**	(28.7)
Profit on ordinary activities after taxation	**62.3**	21.8
Equity minority interests	**(3.2)**	(4.3)
Profit for the financial year	**59.1**	17.5
Dividends	**(45.2)**	(42.2)
Transferred to/(from) reserves	**13.9**	(24.7)

Exel plc
Preliminary announcement of 2002 results

Notes to the preliminary announcement (continued)

11 Pro-forma FRS 17 profit and loss account

	Half year to June 2002 £m	Half year to December 2002 £m	**2002 £m**
Turnover			
Continuing operations	2,234.9	2,452.9	**4,687.8**
Discontinued operations	26.9	5.9	**32.8**
	2,261.8	**2,458.8**	**4,720.6**
Total operating profit			
Continuing operations before goodwill and exceptional items	72.7	75.4	**148.1**
Goodwill amortisation	(11.8)	(13.8)	**(25.6)**
	60.9	61.6	**122.5**
Exceptional items	0.8	0.1	**0.9**
Net interest	(7.2)	(5.6)	**(12.8)**
Finance income FRS 17	30.2	30.3	**60.5**
Profit before tax, goodwill and exceptional items	95.7	100.1	**195.8**
Goodwill amortisation	(11.8)	(13.8)	**(25.6)**
Exceptional items	0.8	0.1	**0.9**
Profit on ordinary activities before taxation	84.7	86.4	**171.1**
Tax on profit on ordinary activities	(27.1)	(27.4)	**(54.5)**
Profit on ordinary activities after taxation	57.6	59.0	**116.6**
Equity minority interests	(3.2)	(3.2)	**(6.4)**
Profit for the financial period	**54.4**	**55.8**	**110.2**

Pro-forma earnings per share

	pence	pence	**pence**
Basic earnings per share	**18.4**	**18.9**	**37.3**
Basic earnings per share before goodwill and exceptional items	**21.6**	**23.3**	**44.9**
Earnings	£m	£m	**£m**
Profit for the financial period	54.4	55.8	**110.2**
Add back			
Amortisation of goodwill	11.8	13.8	**25.6**
Exceptional items	(0.8)	(0.1)	**(0.9)**
Tax on exceptional items	(1.7)	(0.4)	**(2.1)**
Before goodwill and exceptional items	**63.7**	**69.1**	**132.8**
Weighted average number of shares (millions)	295.3	295.7	295.5



EXEL AND MARKS & SPENCER ANNOUNCE
MAJOR NEW SUPPLY CHAIN PARTNERSHIP

(London, UK – 27 March, 2003) Marks & Spencer, one of the UK's leading retailers has today announced, that following a year long review of logistics operations, Exel, the world leader in supply chain solutions, has been awarded the management of seven of the retailers' 11 general merchandise warehouses across the UK on a five-year contract.

This new contract highlights the growing, strategic importance of the supply chain for major companies such as Marks & Spencer. Expected benefits include superior focus on customer service and improved distribution processes and network systems. By working with Exel across much of the network, Marks & Spencer will be better placed to respond to marketplace changes quickly and effectively, maintaining a high level of service to customers.

Marks & Spencer and Exel will be working together to co-ordinate this new approach to maximise time and cost benefits.

Perry Watts, Managing Director for Retail and Consumer, Non-food at Exel, has led the project team: "We have worked in partnership with Marks & Spencer for over 35 years and are thrilled to have been awarded this contract, which represents a major extension of our existing business with Marks & Spencer. The process of selection has enabled us to work closely with the team at Marks & Spencer and our mission over the next five years is to deliver an industry-leading approach that improves customer satisfaction throughout the national supply chain network."

Simon Ratcliffe, Head of Logistics at Marks & Spencer, comments: "The announcement of this award marks the culmination of a comprehensive review to redefine our UK general merchandise. This new approach will enable us to maximise all the operational and cost benefits of a nationally co-ordinated supply chain and ensure that all parties are benefiting from the creation of value."

Exel currently manages the Enfield distribution centre for Marks & Spencer and will add six further sites. Around 2,000 staff will transfer under Transfer of Undertakings and Protection of Employment (TUPE) to Exel's employment in the coming months and it is anticipated that by early autumn, 2003, all sites will have transferred to Exel's management.

This contract supports a wider range of activity that Exel carries out across Marks & Spencer's entire supply chain including; international inbound, in-store logistics, home delivery with Exel designed systems, warehousing services for Zip and managed transport services and warehousing and value add services for Outlet Stores through Joint Retail Logistics.

-ends-

For more information, please contact:

Exel plc

John Dawson, Director of Corporate Affairs	+44 7733 301986
Rebecca Salt, Head of Group PR & Marketing	+44 7774 679739

The Maitland Consultancy

Brian Hudspith / Lydia Pretzlik	+44 20 7379 5151

Exel Press Office

Nicola Pitt/ Emily Goehler +44 1908 244011

Notes to Editors – Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing and retail industries. Exel's comprehensive range of innovative logistics solutions encompasses the complete supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, has turnover of £4.7 billion (over US$7 billion) and employs around 67,000 people in 1,600 locations in over 120 countries worldwide. Exel's customers include over two thirds of the world's largest, quoted non-financial companies. More information is available at www.exel.com.